EXHIBIT 99.1

FLNG Gimi reaches Commercial Operations Date and Golar progresses FLNG growth

Golar LNG Limited (“Golar”) is pleased to announce that FLNG Gimi has reached the Commercial Operations Date (“COD”) for its 20-year Lease and Operate Agreement for the Greater Tortue Ahmeyim (“GTA”) project offshore Mauritania and Senegal. The COD triggers the start of the 20-year Lease and Operate Agreement that unlocks the equivalent of around $3 billion of Adjusted EBITDA backlog (Golar's share).

The COD milestone marks a major achievement for one of Africa’s deepest offshore developments which introduce Mauritania and Senegal as LNG exporters. We look forward to continuing working together with the GTA operator bp and its partners Kosmos, PETROSEN and SMH as well as Mauritanian and Senegalese authorities to deliver safe and reliable operations and to create value to all stakeholders.

Following the achieved COD of FLNG Gimi and announcement of the two FLNG charters in Argentina on May 2, 2025, Golar is accelerating work on its next FLNG unit(s). We continue to advance commercial discussions, with charterer demand guiding design choice of the fourth FLNG unit. In addition to the 3.5mtpa MKII option at CIMC Raffles shipyard, Golar has signed a final engineering study to confirm EPC price and delivery for a 5mtpa MKIII FLNG and is updating price and schedule for an up to 2.7mtpa MKI FLNG.

FORWARD LOOKING STATEMENTS
This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “subject to” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda
June 23, 2025

Investor Questions: +44 207 063 7900
Karl Fredrik Staubo - CEO
Eduardo Maranhão - CFO
Stuart Buchanan - Head of Investor Relations

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act